Exhibit 99.1

Alcon and AstraZeneca to Collaborate on Eye Drug Development
•	Alcon gains exclusive access to AstraZeneca’s compound library for drug discovery and potential development in ophthalmology
•	Companies hope to accelerate development of breakthrough therapies for eye disease
•	Agreement brings together the largest eye care company with one of the world’s leading pharmaceutical companies

HUENENBERG, Switzerland – July 22, 2009 – Alcon (NYSE: ACL) announced today that it has entered into a five-year collaborative research agreement with AstraZeneca for the exclusive ophthalmic discovery and potential development rights to AstraZeneca’s compound library.  The agreement matches Alcon’s specific ophthalmic research capability with AstraZeneca’s rich drug libraries and covers multiple classes of small molecules with lead compounds that already have been identified to have a strong scientific rationale for utility in ophthalmic disease.  The two companies are targeting development of drugs to treat sight-threatening conditions such as glaucoma, wet and dry age-related macular degeneration and other retinal diseases, as well as ocular allergy, dry eye and other inflammatory eye conditions.
“Our agreement with AstraZeneca stems from our strategy of enhanced access to sources of technologies and compounds through partnership with leading biomedical research organizations,” said Sabri Markabi, M.D., Alcon’s senior vice president of research and development and chief medical officer.  “The combination of AstraZeneca’s broad capabilities in discovery and Alcon’s scientific expertise in eye disease provides potential for therapies that fulfil unmet medical needs in ophthalmology.”
"Alcon and AstraZeneca share a common goal to use leading-edge science to deliver medicines that will benefit patients,” said Jan Lundberg, AstraZeneca’s executive vice president of global discovery research.  "We are constantly looking for new opportunities to maximize our strong early pipeline and this collaboration is proof of its value beyond the therapy areas for which AstraZeneca is renowned."
Under the terms of the agreement, Alcon obtains immediate access to thousands of AstraZeneca compounds in a variety of drug classes.  AstraZeneca will hand over development and regulatory documentation associated with each compound as relevant to ophthalmology.  Alcon will perform and fund all research and development activities to move selected compounds forward.  The agreement provides for individual license agreements to be negotiated on a case by case basis for any compound that moves into clinical development, including regulatory milestone payments and royalties on product sales.  The agreement does not preclude Alcon from pursuing compounds it develops itself or licenses from other companies prior to the initiation of Phase III confirmatory clinical studies.

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“This strategic partnership represents an extraordinary opportunity to bring Alcon’s global leadership in the field of ophthalmology together with AstraZeneca’s world-class basic  research capability to advance treatments in eye care,” said Kevin Buehler, Alcon’s president and chief executive officer. “I believe this partnership will not only benefit both parties, but will also lead to new therapies that reduce the incidence of blindness around the world.”

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of $31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Media & Investor Inquiries
Doug MacHatton
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com